SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Omeros Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

682143 102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682143 102
(1)	Names of reporting persons Gregory A. Demopulos, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,686,760[1]
(6) Shared voting power -0-
(7) Sole dispositive power 2,686,760[1]
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned be each reporting person 2,686,760[1] shares of Common Stock, $0.01 par value
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
(11)	Percent of class represented by amount in Row (9) 11.8%[2]
(12)	Type of reporting person (see instructions) IN

[1]	Includes 1,211,480 shares of common stock that Dr. Demopulos has the right to acquire from the issuer within sixty days of December 31, 2010 pursuant to the exercise of option awards.
[2]	Based on shares outstanding as of November 1, 2010 as reported on the issuer’s quarterly report on Form 10-Q filed on November 4, 2010.

Item 1.

(a)	Name of Issuer:

Omeros Corporation

(b)	Address of issuer’s principal executive offices:

1420 Fifth Avenue, Suite 2600

Seattle, WA 98101

Item 2.

(a)	Name of person filing:

Gregory A. Demopulos, M.D.

(b)	Address or principal business office or, if none, residence:

1420 Fifth Avenue, Suite 2600

Seattle, WA 98101

(c)	Citizenship:

United States

(d)	Title of class of securities:

Common Stock, $0.01 par value

(e)	CUSIP No.:

682143 102

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,686,760 shares 3

(b)	Percent of class:

11.8% 4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct to vote

    2,686,760 shares3

(ii)	Shared power to vote or to direct to vote

    -0- shares

(iii)	Sole power to dispose or to direct the disposition of

    2,686,760 shares3

[3]	Includes 1,211,480 shares of common stock that Dr. Demopulos has the right to acquire from the issuer within sixty days of December 31, 2010 pursuant to the exercise of option awards.
[4]	Based on shares outstanding as of November 1, 2010 as reported on the issuer’s quarterly report on Form 10-Q filed on November 4, 2010.

(iv)	Shared power to dispose or to direct the disposition of

    -0- shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2011

/s/ Gregory A. Demopulos, M.D.